UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of, December 2022

Commission File Number 001-41085

SNOW LAKE RESOURCES LTD.

(Translation of registrant’s name into English)

242 Hargrave Street, #1700

Winnipeg, Manitoba R3C 0V1 Canada

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Notice of Application filed on November 3rd, 2022 by Nova Minerals Ltd.

On November 3, 2022, Nova Minerals Ltd. (“Nova”), a holder of approximately 37% of the issued and outstanding common shares of Snow Lake Resources Ltd. (the “Company”), filed a Notice of Application in the Court of King’s Bench, Winnipeg Centre (the “Court) against the Company, certain of its officers and others. In the application, Nova has applied for, among other things, (i) a declaration that the Company and its directors have conducted the affairs of the Company in an oppressive manner, (ii) a declaration that certain consulting agreements between the Company, its CEO and other officers be declared void or otherwise set aside, (iii) a declaration that the Company’s amended and restated stock option plan be declared void or set aside, (iv) an order granting an interim injunction from the Company making any payments or issuing any securities or providing any perquisites in connection with (A) the aforementioned consulting agreements, (B) other amended consulting agreements or (C) the amended and restated stock option plan; (v) an order requiring the Company to comply with National Instrument 54-101 in respect of the special meeting of shareholders scheduled for December 15, 2022 (the “Meeting”) and (vi) an order requiring the appointment of a Chair of the Meeting that is independent of Nova, the Company, the other respondents to the application, including the officers of the Company named in the Application, and the shareholders who requisitioned a special meeting of the Company on June 8, 2022.

The Company intends to vigorously defend against the allegations raised in Nova’s application. Certain of the individual respondents have retained independent counsel to respond to the allegations in the application. Other individual respondents have not yet formally responded.

On Monday, November 7, 2022, certain of the individual respondents filed a Notice of Motion seeking to strike portions of Nova’s application together with affidavit material and a brief with the Court.

Nova’s application was initially brought before the Court on Tuesday, November 8, 2022. Justice Greenberg of the Court of King’s Bench of Manitoba declined to make any order at that time and adjourned the matter over to Thursday, November 10, 2022.

On Wednesday, November 9, 2022, Nova filed a Notice of Motion in the Court against the Company, certain of its officers, and others seeking urgent injunctive relief in connection with the application together with an affidavit. On November 9, 2022, the Company also filed affidavit material and an application brief with the Court.

On Thursday, November 10, 2022, Justice Greenberg of the Court of King’s Bench of Manitoba decided that the matter would not be heard on an urgent basis. The matter has been adjourned to a later date, yet to be determined.

Notice of Motion filed on November 7th, 2022 by Dissident Shareholders (As defined below)

On Monday, November 7, 2022, Kushkush Investments Pty Ltd., M + T K Pty Ltd., Delaware IR LLC, Benjamin Abraham Fogelgarn, Nikola Najdoski, Yukor Mipoz, Ozzi Pty Ltd. and Deerhunter Investments Pty Ltd. (the “Dissident Shareholders”), filed a Notice of Motion in the Court seeking an order granting leave to amend a Notice of Application previously filed on September 22, 2022.

The Dissident Shareholders made application for, among other things, orders (i) prohibiting the board of the directors of the Company (the “Board”) from making any amendments to its bylaws regarding the conduct of the annual shareholder meeting (the “Meeting”), including but not limited to increasing the required quorum, until after the Meeting has occurred; (ii) requiring the proxy circular to be in compliance with National Instrument 52-102 and National Instrument 54-101; (iii) requiring the Chair of the Meeting be independent; (iv) an order pursuant to section 138(2) of The Corporations Act reducing the required quorum for the Meeting; and (v) other items relating to proxies and the conduct of the Meeting.

On Wednesday, November 9, 2022, the Dissident Shareholders filed a Responding Brief of the Applicants against the Company with respect to the matters coming before the Court on Thursday, November 10, 2022. In the Responding Brief of the Applicants, the Dissident Shareholders said, among other things, that they intended to seek an order amending the Company's by-laws to reduce quorum for the Meeting in the absence of an undertaking from each of Philip Gross/Temple Global Asset Management LLC and Derek Knight to attend the Meeting and ensure that their votes count towards quorum. The Dissident Shareholders also indicated that they were no longer seeking certain relief set out in their proposed amended notice of application.

As noted above, on Thursday, November 10, 2022, Justice Greenberg of the Court of King’s Bench of Manitoba decided that the matter would not be heard on an urgent basis. The matter has been adjourned to a later date, yet to be determined.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 6, 2022	SNOW LAKE RESOURCES LTD.

	By:	/s/ Philip Gross
Philip Gross
Chief Executive Officer and Director